UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

CNO Financial Group, Inc. (f/k/a Conseco, Inc.)
(Name of Issuer)

         Common Stock
(Title of Class of Securities)

     208464883
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

               September 4, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson & Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,511,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,511,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,511,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Advantage Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,315,339
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,315,339
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,315,339
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Advantage Plus Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,199,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,199,141
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,199,141
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Advantage Select Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS Paulson Recovery Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,659,577
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,659,577
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,659,577
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 208464883	13D

1	NAME OF REPORTING PERSONS John Paulson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 22,511,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 22,511,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,511,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 2 is filed with respect to the shares of the common stock, $0.01 par value (the “Common Stock”), of CNO Financial Group, Inc. (f/k/a Conseco, Inc.) (“Issuer”), beneficially owned by the Filing Persons (as defined below) as of September 9, 2012 and amends and supplements the Schedule 13D filed originally on November 23, 2009, as previously amended (collectively, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the “Filing Persons”) are:

•	Paulson & Co. Inc.;
•	Paulson Advantage Master Ltd.;
•	Paulson Advantage Plus Master Ltd.;
•	Paulson Advantage Select Master Fund Ltd.;
•	Paulson Recovery Master Fund Ltd.; and
•	John Paulson

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of CNO Financial Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

Item 2.  Identity and Background.

(a)         NAME

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

•	Paulson & Co. Inc. (“Paulson & Co.”);
•	Paulson Advantage Master Ltd. (“Advantage Master”);
•	Paulson Advantage Plus Master Ltd. (“Advantage Plus Master”);
•	Paulson Recovery Master Fund Ltd. (“Recovery Master”); and
•	John Paulson

(b)         RESIDENCE OR BUSINESS ADDRESS

Paulson & Co. and John Paulson each have a business address at 1251 Avenue of the Americas, New York, New York 10020.

Advantage Master, Advantage Plus Master and Recovery Master each have a business address at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, Grand Cayman, KY1-1104, Cayman Islands.

(c)         PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson & Co., an investment advisor that is registered under the Investment Advisors Act of 1940, furnishes investment advice to and manages onshore and offshore investment funds and separately managed accounts (the “Separately Managed Accounts”), including each of Advantage Master, Advantage Plus Master and Recovery Master.

The principal business of each of Advantage Master, Advantage Plus Master and Recovery Master is that of a private investment fund engaged in the purchase and sale of securities for its own account.

John Paulson’s primary business is serving as the President and sole Director of Paulson & Co.

Information regarding the directors, executive officers and/or control persons of the Reporting Persons (collectively, the “Instruction C Persons”) is set forth in Exhibit 4 attached hereto.

(d), (e)                CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons or Instruction C Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         CITIZENSHIP

Paulson & Co. is a Delaware corporation.

Each of Advantage Master, Advantage Plus Master and Recovery Master is a Cayman Islands exempted company.

John Paulson is a United States citizen.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On September 4, 2012, Paulson Credit Opportunities Master Ltd. (“Opportunities Master”) and Recovery Master entered into a Debenture Repurchase Agreement (the “Repurchase Agreement”) with the Issuer.  Under the terms of the Repurchase Agreement, Opportunities Master and Recovery Master agreed to sell to the Issuer $199,988,000 aggregate principal amount of 7.0% Convertible Senior Notes due 2016 of the Issuer (the “Convertible Notes”) held by them.  The Repurchase Agreement will close upon the satisfaction of certain closing conditions described therein.  The Convertible Notes were not convertible prior to June 30, 2013, except under limited circumstances beyond the control of Opportunities Master and Recovery Master, and, therefore, the shares of Common Stock underlying such Convertible Notes were not deemed to be beneficially owned by the Reporting Persons for purposes of this Schedule 13D.

The description of the Repurchase Agreement contained in this Schedule 13D  is qualified in its entirety by the full text of the Repurchase Agreement, which was filed on September 10, 2012 by the Issuer with the Securities and Exchange Commission (“SEC”) as an exhibit to the Issuer’s Form 8-K.  The Form 8-K filed by the Issuer is publicly available at www.sec.gov and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a-b) Collectively, the Reporting Persons beneficially own 22,511,400 shares of Common Stock representing 9.7% of the outstanding shares of Common Stock.

I. Paulson & Co.
(a) Amount beneficially owned: 22,511,400
(b) Percent of Class: 9.7%
(c) Number of shares of Common Stock as to which Paulson & Co. has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 22,511,400 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 22,511,400 (See Note 1 below)

II. Advantage Master
(a) Amount beneficially owned: 4,315,339
(b) Percent of class: 1.9%
(c) Number of shares of Common Stock as to which Advantage Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 4,315,339 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 4,315,339 (See Note 1 below)

III. Advantage Plus Master
(a) Amount beneficially owned: 9,199,141
(b) Percent of class: 4.0%
(c) Number of shares of Common Stock as to which Advantage Plus Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 9,199,141 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 9,199,141 (See Note 1 below)

IV. Select Master
(a) Amount beneficially owned: 0
(b) Percent of class: Less than 0.0%
(c) Number of shares of Common Stock as to which Select Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 0 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 0 (See Note 1 below)

V. Recovery Master
(a) Amount beneficially owned: 8,659,577
(b) Percent of class: 3.7%
(c) Number of shares of Common Stock as to which Recovery Master has:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 8,659,577 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 8,659,577 (See Note 1 below)

VI. Separately Managed Accounts
(a) Amount beneficially owned: 337,343
(b) Percent of class: 0.1%
(c) Number of shares of Common Stock as to which the Separately Managed Accounts have:

 (i) Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 337,343 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0
 (iv) Shared power to dispose or direct the disposition: 337,343 (See Note 1 below)

VII. John Paulson
(a) Amount beneficially owned: 22,511,400
(b) Percent of Class: 9.7%
(c) Number of shares of Common Stock as to which John Paulson has:

 (i)  Sole power to vote or direct the vote: 0
 (ii) Shared power to vote or direct the vote: 22,511,400 (See Note 1 below)
 (iii) Sole power to dispose or direct the disposition: 0

 (iv) Shared power to dispose or direct the disposition: 22,511,400 (See Note 1 below)

Note 1:  Each of Advantage Master, Advantage Plus Master, Recovery Master and the Separately Managed Accounts may be deemed to have with Paulson & Co. and John Paulson shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it.

(c)  A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Exhibit 1.

(d)  Not applicable.

(e)  Select Master no longer beneficially owns any shares of Common Stock.  Therefore, Select Master is no longer a member of the group with the other Reporting Persons with respect to the securities of the Issuer and is no longer a reporting person on this Schedule 13D after the date hereof.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by the following:

On September 4, 2012, Opportunities Master and Recovery Master entered into the Repurchase Agreement with the Issuer.  The Repurchase Agreement is described in Item 4 above and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1:	List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit 2:	Joint Filing Agreement (previously filed)

Exhibit 3:	Power of Attorney

Exhibit 4:	Instruction C Person Information (previously filed)

Exhibit 5:
Stock and Warrant Purchase Agreement made as of October 13, 2009, by and between Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 6:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Credit Opportunities Master Ltd. and Morgan Stanley & Co. Incorporated (previously filed)

Exhibit 7:	Forward Purchase Agreement dated as of October 14, 2009 between Paulson Recovery Master Fund Ltd. and Morgan Stanley & Co. Incorporated (previously filed)

Exhibit 8:
Investor Rights Agreement entered into as of November 13, 2009, by and among Conseco, Inc., a Delaware corporation, and Paulson & Co. Inc., a Delaware corporation, on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 9:	Letter Agreement dated October 14, 2009 between Morgan Stanley & Co. Incorporated and Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (previously filed)

Exhibit 10:
Repurchase Agreement, dated as of September 4, 2012, by and among CNO Financial Group, Inc., Paulson Credit Opportunities Master Ltd. and Paulson Recovery Master Fund Ltd.  The Repurchase Agreement, which was publicly filed by the Issuer on September 10, 2012 with the SEC, is publicly available on EDGAR at www.sec.gov  and is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2012

PAULSON & CO. INC.

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer

PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer

PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer

PAULSON ADVANTAGE SELECT MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer

PAULSON RECOVERY MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By:  /s/ Stuart L. Merzer
Name:  Stuart L. Merzer
Title:    General Counsel &
    Chief Compliance Officer

/s/ Stuart L. Merzer
     Stuart L. Merzer, as Attorney-in-Fact
For John Paulson

EXHIBIT 1
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

The below transactions were effected on the open market during the past 60 days for the Reporting Person identified in the table below.  No other transactions with respect to securities of the Issuer were effected by the Reporting Persons within the past sixty days, except for the transaction described in Item 4 of this Schedule 13D.

Date	Fund	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of Commissions)

07/13/2012	1	(22,692)	$ 8.06
07/13/2012	2	(41,500)	$ 8.06
07/13/2012	4	(3,357)	$ 8.06
07/20/2012	4	(68,773)	$7.82
07/27/2012	4	(63,726)	$8.02
08/13/2012	1	(6,142)	$8.83
08/13/2012	2	(11,700)	$8.83
08/13/2012	4	(554)	$8.83

1 = Paulson Advantage Master Ltd.
2 = Paulson Advantage Plus Master Ltd.
3 = Paulson Recovery Master Fund Ltd.
4 = Separately Managed Accounts

EXHIBIT 2
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Stuart Merzer as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of October 29, 2008.

/s/ John Paulson
John Paulson

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On October 29, 2008, before me, the undersigned personally appeared, John Paulson, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.
/s/ Marsha Rojas
 (signature and office of individual taking
acknowledgement)

[Notary Stamp and Seal]